SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*
(Amendment No. 1)

WHITE MOUNTAINS INSURANCE GROUP, LTD.

(Name of Issuer)

COMMON SHARES

(Title of Class of Securities)

G9618E107

(CUSIP Number)

Robert Seelig, Esq.

Vice President and General Counsel

White Mountains Insurance Group, Ltd.

80 South Main Street

Hanover, New Hampshire 03755

(603) 640-2200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 6, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9618E107

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Raymond Barrette

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (1)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States and Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 885,534 (2)

	8.	Shared Voting Power 314

	9.	Sole Dispositive Power 179,920

	10.	Shared Dispositive Power 314

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 885,848

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.0% (3)

14.	Type of Reporting Person (See Instructions) IN

(1)	See Item 3 below.
(2)

This amount includes (i) 35,000 of the Annual Vesting Restricted Shares,  (ii) 15,000 of the Change of Control Restricted Shares and (iii) 80,000 Seven Year Options which have vested since the initial filing of the Reporting Person’s Schedule13D. See Item 6 below.

(3)

This Percentage was calculated based on (i) 8,808,843 outstanding Common Shares as of December 31, 2008 (a reduction of 1,975,410 outstanding Common Shares since January 25, 2007), (ii) 35,000 Annual Vesting Restricted Shares and 15,000 Change of Control Restricted Shares issued to Reporting Person on January 20, 2007 and (iii) 80,000 Seven Year Options which have vested since the initial filing of the Reporting Person’s Schedule13D. See Item 6 below.  The Company’s bye-laws operate to reduce the voting power of Common Shares owned or controlled by any person or related group to less than 10% of the voting power conferred by all the issued shares of the Company.

Item 1.         Security and Issuer

 This Amendment No. 1 to Schedule 13D relates to the Common Shares, par value $1.00 per share (the “ Common Shares ”), of White Mountains Insurance Group, Ltd. (the “ Company ”). The principal executive offices of the Company are located at 80 South Main Street, Hanover, New Hampshire 03755.

Item 2.         Identity and Background

(a)	The name of the person filing this Amendment No. 1 to Schedule 13D (the “ Reporting Person ”) is Raymond Barrette.

(b)	The business address of the Reporting Person is the address of the principal executive offices of the Company set forth in Item 1 above.

(c)

The Reporting Person is the Chairman and Chief Executive Officer of the Company. The principal businesses of the Company are conducted through its subsidiaries and affiliates in the businesses of property and casualty insurance and reinsurance. The address of the Company is set forth in Item 1 above.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)

The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States and Canada.

Item 3.         Source and Amount of Funds or Other Consideration

 On January 22, 2007, John J. Byrne, Jr. and his wife, Dorothy M. Byrne, irrevocably granted the Reporting Person full proxy until the earlier of (i) January 1, 2012 or (ii) the death of John J. Byrne to vote all Common Shares owned by them, other than any Common Shares owned by The Byrne Foundation, Inc., The Jack and Dorothy Byrne Foundation, Inc., The Byrne Fund for the Benefit of Memorial Sloan-Kettering Cancer Center, The Byrne Fund for Wildwood, Inc., The James and Shirley Byrne Trust, The Jack and Dorothy Byrne 2003 CLAT, the John J. and Dorothy Byrne Trusts u/a 12/16/96, the John Byrne Trust u/a 12/13/99 and Merastar Insurance Company, Inc. (the “ Proxy ”). No consideration was paid in exchange for the grant of the Proxy. As a result of the grant of the Proxy, the Reporting Person acquired beneficial ownership of 708,107 Common Shares as to which he has sole voting power. As of December 31, 2008, the Proxy applied to 705,614 Common Shares. A copy of the Proxy was filed with the initial Schedule 13D as Exhibit 1.

At the time of filing of the initial Schedule 13D, the Reporting Person had previously acquired beneficial ownership of 24,792 Common Shares through open market purchases and as equity based compensation from the Company. Subsequently, the Reporting Person has acquired 25,118 Common Shares through benefit plan accumulation, open market and private purchases and an in-kind distribution of Common Shares from his deferred compensation accounts with the Company as previously disclosed in Form 4 filings.

 On January 20, 2007, the Reporting Person acquired beneficial ownership of 50,000 Common Shares as equity based compensation from the Company as described in Item 6. Since January 20, 2007, the Reporting Person has vested in 80,000 of the 200,000 Seven Year Options as described in Item 6.

Item 4.         Purpose of Transaction

 The Proxy enabling the Reporting Person to vote the Common Shares held by John J. Byrne, Jr. and Dorothy M. Byrne was granted by Mr. and Mrs. Byrne in order to show support for the Reporting Person’s selection by the Company’s Board of Directors as Chairman and Chief Executive Officer of the Company. The purpose of the acquisition of all other securities reported on this Amendment No. 1 to Schedule 13D was to pursue the investment objectives of the Reporting Person.

 In the Reporting Person’s capacity as a holder of Common Shares and the Proxy, he currently has no specific plans or proposals that relate to or would result in any transaction involving the Company of a type described in clauses (a) through (j) of Item 4 of Schedule 13D except that he may acquire additional Common Shares or dispose of Common Shares from time to time in light of market conditions and his personal financial objectives. However, he reserves the right to change his intentions.

 In addition, in the Reporting Person’s capacities as Chairman, Chief Executive Officer and a Director of the Company, he will take an active role in operational, financial and strategic initiatives of the Company. He expects that he will, on behalf of the Company, review and evaluate possible transactions involving the Company, discuss such transactions with other officers and directors of the Company and, in his capacity as an officer or director of the Company, help the Company formulate and effectuate a plan or proposal which relates to or would result in one or more of such transactions, including transactions of the types described in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Person does not consider activities by the Reporting Person in his capacities as Chairman, Chief Executive Officer or Director to be personal plans or proposals.

Item 5.         Interest in Securities of the Issuer

(a)	See lines (11) and (13) on the cover page of this Amendment No. 1 to Schedule 13D for the aggregate number and percentage of Common Shares beneficially owned by the Reporting Person.

(b)

See lines (7) through (10) on the cover page of this Amendment No. 1 to Schedule 13D for the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition (including with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared).

(c)	There were no transactions in the Common Shares that were effected during the 60 days prior to the filing of this Schedule 13D by the Reporting Person.

(d)

John J. Byrne, Jr. and/or Dorothy M. Byrne have the right to receive and the power to direct the receipt of dividends from, and the right to receive and the power to direct the proceeds from the sale of, all of the 705,614 Common Shares as to which the Reporting Person has sole voting power in accordance with the Proxy.

(e)	Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 3 above for a description of the Proxy.

 On January 20, 2007, the Reporting Person assumed his current position as Chairman and Chief Executive Officer of the Company. In connection therewith, the Compensation Committee of the Board of Directors and the Board of Directors of the Company approved the following equity grants: (1) 200,000 seven-year options that vest in equal annual installments over five years and that have an initial exercise price of $650 per share that escalates each year by 5% less the annual regular dividend rate (the “Seven Year Options”), (2) 35,000 restricted shares that vest in equal annual installments over five years (the “ Annual Vesting Restricted Shares ”), and (3) 15,000 restricted shares that vest in the event of a change of control of the Company within the next five years (the “ Change of Control Restricted Shares ”).

 Provisions of such equity grants that differ from the terms contained in the Company’s Long-Term Incentive Plan (“ LTIP ”) include the following: (1) in the event of a change in control of the Company or if the Reporting Person is terminated without cause, all unvested options and restricted shares will immediately vest, (2) the definition of “change in control” is the same as in the LTIP except that, in certain circumstances, John J. Byrne, Jr. becoming the beneficial owner of 35% or more of the Company’s common shares shall be a change in control, and (3) upon the occurrence of a dilutive event described in Section 15 of the LTIP (such as a stock split, extraordinary dividend or other similar event), the Reporting Person’s option grant shall be required to be adjusted in an equitable manner as determined by the Compensation Committee of the Company.

Item 7.         Material to be Filed as Exhibits

Exhibit Number	Exhibit Name

1.	Proxy dated as of January 22, 2007, by John J. Byrne, Jr. and Dorothy M. Byrne. (incorporated by reference herein to Exhibit 1 of the Reporting Person’s Schedule 13D filed January 22, 2007)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 6, 2009
Date
/s/ Raymond Barrette
Signature
RAYMOND BARRETTE
Name/Title